UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

International Coal Group, Inc.

File No. 1-32679 - CF# 21658

International Coal Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.34 and 10.35 to a Form 10-K filed on February 29, 2008.

Based on representations by International Coal Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.34	through July 7, 2016
Exhibit 10.35	through July 7, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy Levenberg
Special Counsel